Exhibit (a)(5)(i)

MAA, LLC	James M. Gallagher Sole Member c/o Pine Brook Associates Llc 16 Lancaster Avenue Pine Brook, New Jersey 07058 Telephone: (973) 882-8108 Facsimile: (973) 882-3778 shaemus@optonline.net

July 8, 2010

[INVESTOR NAME AND ADDRESS]

RE:	Refco Public Commodity Pool, L.P. f/k/a S&P Managed Futures Index Fund, LP (the “Fund”)

As you may be aware, the Fund is in a liquidation proceeding before the Delaware Court of Chancery (Case Number CA No. 2451-VCS) (the “Delaware Proceeding”).  MAA, LLC acts as liquidating trustee (the “Liquidating Trustee”) for the Fund.  On June 21, 2010, RCP TenderCo LLC, Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C. and Jon R. Bauer (together, the “Offerors”) commenced an unsolicited tender offer seeking to purchase all units in the Fund at a price of $120 per unit (the “Offer”).  You may have recently received materials from the Offerors (the “Offer Materials”) about the Offer and may also have seen that information on a Schedule TO the Offerors filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2010.

In accordance with the rules of the SEC, the Fund is required to make a recommendation regarding whether unit-holders should accept or reject the Offer or to state that the Fund is neutral with respect to the Offer.  The Fund is neutral and neither supports nor opposes the Offer, primarily because the Liquidating Trustee has no reliable indicator of the fair value of the units.  In all instances in this letter that the Liquidating Trustee's position with respect to the offer is described, it is acting on behalf of the Fund. As discussed further below, the timing and amount of any distributions the Fund may receive in respect of its principal asset is unknown.  The Liquidating Trustee acknowledges that the Offer may be the first material opportunity for unit-holders to liquidate their holdings in the Fund since the Liquidating Trustee’s appointment in November 2006 and it may be a substantial period of time before unit-holders have another opportunity to liquidate their holdings in the Fund.  However, the Offer is at a price that is materially below the last calculated net asset value for the Fund.  Regardless of when the Fund’s principal asset is liquidated, the Liquidating Trustee believes that it is likely that the ultimate recovery will be less than the Fund’s last calculated net asset value; however, it is not possible at this time to determine the amount or timing of any recovery or to determine whether the present value of future distributions payable by the Fund to unit-holders may be more or less than the price being offered by the Offerors.  Also, the Liquidating Trustee is not aware of any recent purchases or sales of units that could indicate a fair market price for the units.  Accordingly, the Liquidating Trustee is unable to determine if the price offered by the Offerors is fair to unit-holders.

To assist unit-holders in making their determination to accept or reject the Offer, the Liquidating Trustee has filed as Exhibits (a)(5)(ii) and (a)(5)(iii), respectively, to the amended Schedule 14D-9 filed with the SEC on July 8, 2010 (the “Amended Schedule 14D-9”) the following information:

Exhibit (a)(5)(ii) –	Copies of all periodic reports the Liquidating Trustee has filed with the Delaware Chancery Court in the Delaware Proceeding.

Exhibit (a)(5)(iii) –	A copy of the most recent Liquidation Issues (undefined capitalized terms are defined below) issued by the JOLs in the SPhinX Group liquidation.

To view the Amended Schedule 14D-9 and the relevant exhibits, the unit-holders are directed to access the Fund’s public filings on the SEC’s website at: www.sec.gov.

In addition to this letter and the exhibits to the Amended Schedule 14D-9 on the SEC’s website, the Liquidating Trustee encourages unit-holders to consult the website maintained by the JOLs for the SPhinX Group in deciding whether to accept the Offer.  The website is: www.sphinxfunds.com.

The Liquidating Trustee believes that the most material issues for unit-holders to assess in considering the Offer include the following:

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The offer price of $120 per unit represents a price equal to approximately 15% of net asset value as of December 31, 2005, which is the last date as of which the Fund reported its net asset value.  According to the Fund’s records, which have not been audited since the Liquidating Trustee was appointed, the net asset values at December 31, 2005 of the Fund’s units were as follows:

Class 1 – $810.66 per Class 1 unit
Class 1-O – $807.12 per Class 1-O unit
Class 2 – $838.16 per Class 2 unit

The offer price of $120 per unit therefore represents a price of approximately 15% of the December 31, 2005 reported net asset values.

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The Fund’s principal asset is its claims against and interests in SPhinX Managed Futures Fund, SPC (“SMFF”), which is in official liquidation in the Cayman Islands.  SMFF’s liquidation is being conducted together with the liquidation of certain affiliated entities collectively known as the “SPhinX Group.”  Kenneth Krys and Margot McGinnis of Krys & Associates in the Cayman Islands are the appointed joint official liquidators (the “JOLs”) for the SPhinX Group.  The JOLs maintain the www.sphinxfunds.com website referenced above.

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Unit-holders’ recoveries in the Fund’s liquidation will depend on the Fund’s recoveries from the SMFF and the SPhinX Group liquidations.  Other than its claims against and interests in SMFF, the Fund has no other material assets.  As of the date of this letter, the Liquidating Trustee holds approximately $65,000 in cash and believes that this cash is the only other asset of the Fund.  The claims of creditors against the Fund materially exceed the current cash held by the Fund.  These creditors are principally third party service providers, such as the Liquidating Trustee, legal counsel to the Fund, the Fund’s administrator, and others.  These creditors must be paid in full before the Liquidating Trustee will make distributions to unit-holders.

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The SPhinX Group has substantial assets. In the JOLs’ most recent quarterly report, they reported that the SPhinX Group holds (as of March 31, 2010) approximately US$525 million in assets.  Substantially all of these assets are held in cash.  The allocation and distribution of these proceeds, however, has been significantly impacted by various issues arising in the SPhinX Group liquidation, as further described below.

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The Fund’s recovery from SMFF will depend upon the outcome of a number of novel issues currently in litigation before the Grand Court of the Cayman Islands (“Grand Court”).  The current issues that the JOLs believe must be resolved in the SPhinX Group liquidations are set forth in Exhibit B to this letter.  These issues are collectively referred to as the “Liquidation Issues” in this letter.  Although each of the Liquidation Issues may potentially affect distributions to the Fund, the Liquidating Trustee believes that the Liquidation Issues which will have the largest impact on the Fund’s recovery from SMFF are the following:

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Whether the “S shares” which were issued to the Fund in late 2005 or early 2006 were validly issued.  The Fund sought to redeem its entire holdings in SMFF in late 2005.  Instead of honoring the redemption request in cash, SMFF issued “special situation shares” (also known as “S shares”) to the Fund (as well as others that sought to make redemptions as approximately the same time).  If the Grand Court determines that the S shares were validly issued, the Fund’s recovery may be limited to a subset of SMFF’s overall assets.  The JOLs have taken the position that they believe the S shares were not validly issued.

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If the S shares were not validly issued, whether holders of S shares (such as the Fund) should be treated as redeemed creditors or non-redeeming investors.  The Liquidating Trustee understands that, under Cayman Islands law, investors who have issued a valid redemption request are treated as creditors of the liquidating company as at the following redemption day, entitled to be paid in full prior any distribution being made to investors.  There is a question in the SPhinX Group liquidation about whether, if the S shares were not validly issued, the holders of S shares should be treated as redeemed creditors (and therefore entitled to a priority over non-redeeming investors) or should be treated as non-redeeming investors (in which case the holders of S shares would be entitled to a ratable distribution with other non-redeeming investors, subject to there being assets remaining in the estate once all creditors have been paid).  The JOLs have taken the position that they believe holders of S shares (such as the Fund) should be treated as redeemed creditors.

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Whether the assets and liabilities of SMFF should be consolidated with the assets and liabilities of other entities within the SPhinX Group.  The JOLs have reported that there was substantial commingling of the assets of the various entities that comprise the SPhinX Group, including SMFF.  This commingling presents an issue in the SPhinX Group liquidation regarding whether and to what extent the corporate separateness of various entities in the SPhinX Group should be disregarded and the claims and assets of one or more entities should be pooled.  The Liquidating Trustee believes that the Fund’s recoveries would be improved if the assets and liabilities of SMFF were pooled with one or more other entities in the SPhinX Group.  The JOLs have not publicly stated a position regarding whether they believe that pooling is appropriate.  The JOLs have indicated that they will release a report on this issue by August 15, 2010.

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If the Liquidation Issues are not resolved by means of a compromise, the litigation of these issues will likely substantially delay any distribution being made from SMFF to the Fund.  While the SPhinX Group liquidations have been pending for approximately four years, litigation of the Liquidation Issues is presently just commencing.  Since shortly after the commencement of the SPhinX Group liquidations, a liquidation committee appointed in the liquidations has attempted to negotiate a global compromise of the Liquidation Issues to accelerate a distribution to creditors and investors such as the Fund.  While the liquidation committee was attempting to craft a compromise, none of the Liquidation Issues were being litigated.

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The efforts by the liquidation committee to compromise and settle the Liquidation Issues have failed, litigation of the Liquidation Issues has recently commenced, and there may not be a further effort to compromise and settle the Liquidation Issues without litigation.  The compromise and settlement that the liquidation committee proposed in draft form was unacceptable to many parties who, due to the nature or size of their interest, held a blocking position regarding any compromise.  Because these blocking parties indicated that they would vote against the proposed compromise, the proposed compromise was abandoned.  The Liquidating Trustee understands that one of the blocking parties that indicated that it would vote against the proposed compromise is an affiliate of the Offerors.

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The Offerors are affiliates of entities that hold substantial interests in the SPhinX Group and the Liquidating Trustee understands that these affiliates intend to take an active role in litigation of the Liquidation Issues.  The

Liquidating Trustee understands that affiliates of the Offerors have purchased significant direct and indirect interests in the SPhinX Group and have sought to be appointed as “representative parties” for broader constituencies, including holders of S shares.  Based upon current knowledge, the Liquidating Trustee believes that if the affiliates of the Offerors are successful in their litigation of the Liquidation Issues, the recovery to the Fund may be enhanced.

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The Fund has not and does not intend to become actively involved in litigation of the Liquidation Issues at this time.  In light of the Fund’s limited liquid assets, the Liquidating Trustee has determined at this time not to become actively engaged in litigation of the Liquidation Issues.  While the Liquidating Trustee believes that the Fund’s interests are currently being adequately represented by other parties (including affiliates of the Offerors), it is possible that the Liquidating Trustee’s determination not to become actively involved in litigation of the Liquidation Issues may harm the Fund’s distribution from SMFF.

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In addition to litigation of the Liquidation Issues, there is other litigation that the JOLs have commenced that may delay a distribution from SMFF.  The JOLs have commenced litigation in the United States against various parties whom the JOLs assert acted in a legally actionable fashion against the SPhinX Group.  Detailed descriptions of this litigation may be found on the www.sphinxfunds.com website.  It is possible that the JOLs may delay making a distribution of assets until that litigation is fully resolved.

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The Fund itself may be a target of litigation by the JOLs.  The JOLs have informally asserted claims against the Fund for redemptions that the Fund made from SMFF between September and December 2005.  The JOLs have asserted that these redemptions may be avoided as fraudulent conveyances under New York law.  The total asserted amount of the JOLs’ claim against the Fund is approximately $12.5 million.  The Liquidating Trustee believes that this asserted claim is without merit and currently intends to contest the claim if it is brought.  If the Liquidating Trustee’s assessment of the claim asserted by the JOLs is incorrect and the JOLs succeed in litigation against the Fund, the JOLs may seek to offset their claim against distributions that would otherwise be owed to the Fund by SMFF.  This would materially impair the Fund’s total recovery from SMFF.

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The Fund depends on third party service providers to conduct the Fund’s liquidation and the Fund is delinquent in its obligations to certain of these service providers, including the Liquidating Trustee.  The Fund has limited liquid resources and the Liquidating Trustee has sought to conserve these resources.  Among other things, the Liquidating Trustee has not been paid any of its fees since its appointment in November 2006.  Additionally, the Fund is delinquent in payments to its principal outside counsel and others and does not anticipate that it will be able to pay these arrearages until it receives a distribution from SMFF.  While the Liquidating Trustee believes that these parties will continue to provide services to the Fund, there is no assurance that they will do so.  If the Fund is left without one or more of its service providers, its ability to maximize its distribution from SMFF may be impaired.

The Liquidating Trustee is neutral with respect to the Offer and neither supports nor opposes it.  The Liquidating Trustee believes that there are realistic scenarios in which its distribution from SMFF will either be greater than or less than the price presented by the Offerors.  Additionally, the Liquidating Trustee believes that there will be a substantial period of time before the Fund receives any distribution from SMFF.

The Liquidating Trustee encourages unit-holders to review the enclosed information, as well as the other information referred to in this letter, and consult with their legal and financial professionals before determining whether to accept or reject the Offer.  Unit-holders are also urged to carefully read all the materials sent to them by the Offerors, and to make their own decisions as to whether or not to tender or refrain from tendering units in light of their unique circumstances, including their investment objectives, financial circumstances, other financial opportunities available to them, tolerance for risk, need for liquidity and views as to the prospects for a distribution from the Fund.  Under any circumstances, unit-holders should be aware that a sale of units may have tax consequences that could be adverse.  Please consult with your tax advisor about the impact of a sale of units.

On July 2, 2010, the Fund filed a Schedule 14D-9 (the “14D-9”) with the SEC in response to the Offer.  The 14D-9 contains certain information about: (a) the Fund; (b) the Offerors; (c) actual or potential conflicts of interest; and (d) additional information regarding the Offer.  On July 8, 2010, the Fund filed the Amended Schedule 14D-9 with the SEC, to which the unit-holders have been directed in order to review additional information regarding the Fund, including (a) copies of all periodic reports the Liquidating Trustee has filed with the Delaware Chancery Court in the Delaware Proceeding; and (b) a copy of the most recent Liquidation Issues issued by the JOLs in the SPhinX Group liquidation.  The 14D-9 and Amended Schedule 14D-9 are available at the SEC’s website, at www.sec.gov.

Sincerely yours,

REFCO PUBLIC COMMODITY POOL, LP

By:  MAA, LLC, as liquidating trustee

By:           /s/ James M. Gallagher
James M. Gallagher,
Sole member